Exhibit 99.4

AMENDMENT NO. 3
TO
SHAREABLEE, INC.
2013 STOCK OPTION/STOCK ISSUANCE PLAN
Effective as of May 1, 2021
WHEREAS, the Company sponsors and maintains the Shareablee, Inc. 2013 Stock Option/Stock Issuance Plan, as amended (the “Plan”);
WHEREAS, there are currently 3,250,000 shares of the Company’s common stock, par value $0.001 per share (the “Common Stock”) reserved for issuance under the Plan;
WHEREAS, the Board of Directors of the Company (the “Board”) believes it is in the best interest of the Company to increase the number of shares of Common Stock reserved for issuance under the Plan from 3,250,000 by 1,250,000 to 4,500,000;
WHEREAS, the increased number of shares is subject to stockholder approval for the purpose of granting incentive stock options; and
WHEREAS, Article Four of the Plan reserves to the Board the right to amend the Plan at any time and from time to time;
NOW, THEREFORE, effective as of the date hereof, and subject to stockholder approval with respect to the amendment of Article One, Section V.A., the Plan is amended as follows:
1.Stock Subject to the Plan.
Article One, Section V.A. of the Plan is hereby amended and restated in its entirety, to read as follows:
“A.    The stock issuable under the Plan shall be shares of authorized but unissued or reacquired shares of Common Stock. The maximum number of shares of Common Stock that may be issued and outstanding or subject to options outstanding under the Plan shall not exceed FOUR MILLION FIVE HUNDRED THOUSAND (4,500,000) shares.”
Except as expressly amended herein, the Plan and all of the provisions contained therein shall remain in full force and effect.